MPLC, Inc.

                            1775 Broadway, Suite 604
                               New York, NY 10019
                                 (212) 247-4590

July 20, 2005

VIA EDGAR CORRESPONDENCE AND BY FAX

United States
Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Washington, DC 20549
Attention: Michael E. Karney, Branch Chief (Legal)

Re: MPLC, Inc. (the "Company")
    File No. 0-51353
    Form 10-SB for Fiscal Year Ended July 31, 2005 (the "Filing")
    Filed June 10, 2005

Dear Mr. Karney:

Please find attached two copies of Amendment No. 1 to the Company's Registration Statement on Form 10-SB (the "Registration Statement"), one of which has been marked to show changes from the initial filing of the Registration Statement on June 10, 2005. The marked changes reflect the Company's response to your letter dated June 28, 2005 (the "Comment Letter") and the inclusion of updated information.

Set forth below is the Company's response to the Staff's comment contained in the Comment Letter. For convenience, the text of the Staff comment has been included before the Company response.

Staff Comment - Item 5. Directors, Executive Officers, Promoters, and Control Persons, page 11.

Please disclose under the appropriate caption any prior blank check experience instead of recent blank check experience involving officers and directors. Describe in column format the name of each blank check company referenced already under "RECENT BLANK CHECK COMPANIES" on page 12 of the registration statement. Include the date of registration, the file number with the Commission, and the current status of the company's filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.

Company Response

In Amendment No. 1 to the Registration Statement, we have replaced the caption "Recent Blank Check Companies" under Item 5 on page 12 with the caption "Prior Blank Check Companies." Under this caption is a table listing all current and past blank check experience involving any officers or directors of the Company. The table summarizes information for each of the blank check companies, including the name of the company, the date of registration, the file number with the Commission, the current status of the company's filings and the status of all acquisitions, business combinations, or mergers that are pending or have occurred.

Also, in accordance with your comment letter, the Company hereby acknowledges the following:

o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would greatly appreciate you telephoning Michael Williams at (212) 940-6669 with any additional comments or questions that you may have on this filing.

Sincerely yours,


/s/ Isaac Kier
Isaac Kier
President, Secretary, and
Treasurer


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